SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of March 2007

Vannessa Ventures Ltd.

(Translation of registrant’s name into English)

000-30462

(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.

(Registrant)

Date: March 13, 2007

By:

/s/ John R. Morgan

Name: John R. Morgan

Title:   President

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EXHIBIT INDEX

Exhibit

Description

1.

News Release, 12 March 2007 -  English

VANNESSA VENTURES LTD.
Suite 220, 1010 - 1st Street S.W.
Calgary, AB   T2R 1K4
Tel:  (403) 444-5191 / Fax: (403) 444-5190

NEWS RELEASE

March 12, 2007	Trading Symbol: TSXV: VVV

Personnel Appointments

CALGARY, ALBERTA:  Vannessa Ventures Ltd. (TSX-V: VVV) (“Vannessa” or the “Company”) is pleased to announce that it has hired Arnoldo Rudín as General Manager of Industrias Infinito S.A., the Company’s subsidiary based in San José, Costa Rica. Mr. Rudín has a Bachelor’s degree in Geology from the University of Costa Rica and an MBA from National University in San Diego California.

Mr. Rudín will be responsible for the Company’s day-to-day activities in Costa Rica and is expected to play a lead role in the continuing development of the Las Crucitas project from an exploration play into a producing gold mine. Mr. Rudín held senior positions with another gold producer in Costa Rica prior to joining Industrias Infinito S.A.

The Company also wishes to announce that it has retained Jim Decker of Jim Decker & Associates Inc. in the role of Senior Advisor, assisting with all aspects of Vannessa’s Latin American projects with primary focus being on the advancement of the Las Crucitas gold property in Costa Rica.  He will also be the Company’s main contact person with respect to investor relations.  Mr. Decker, who is fluent in Spanish, is a graduate mining engineer with more than 35 years of experience in senior management, operations and engineering with several large mining companies in North and South America.

Vannessa has also retained the services of Coal Harbor Communications Inc. (“Coal Harbor”) to provide investor relations services reporting to Mr. Decker. The principal of Coal Harbor is Mr. Dale Paruk, an experienced investor and public relations professional. Coal Harbor will distribute news and information on Vannessa and provide consistent and timely contact with the Company’s shareholders, other investors and industry professionals on behalf of the Company. Coal Harbor maintains its offices in Vancouver, British Columbia and works closely with financial analysts, advisors and investors in Canada and the United States.

Coal Harbor will receive a fee of $Cdn 6,000 per month starting in March, 2007. Coal Harbor will be granted 100,000 stock options at current market prices and may be issued another 100,000 stock options in six months subject to certain conditions. The term of the contract is one year. Coal Harbor and Dale Paruk are at arm’s length to Vannessa.

……2

For information on Vannessa Ventures Ltd. contact:

Coal Harbor Communications

Suite 701, 555 Jervis Street

Vancouver BC Canada V6E 4N1

dale@coal-harbor.com

Tel: 1+ (604) 662-4505

Fax: 1+ (604) 662-4547

Toll-free: 1+ (877) 642-6200

John Morgan, President
VANNESSA VENTURES LTD.

“The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.”